Exhibit 12.1

	Years Ended December 31,
(Dollars in Thousands)	YTD June 30, 2015	YTD June 30, 2014	2014	2013	2012	2011	2010
Excluding interest on deposits
Earnings:
Income before income taxes	42,201	37,399	75,425	65,017	41,461	61,886	57,912
Fixed charges	2,164	1,654	3,504	4,237	5,269	5,593	6,589

Total earnings	44,365	39,053	78,929	69,254	46,730	67,479	64,501

Fixed charges:
Interest expense (excluding interest on deposits)	1,398	1,105	2,353	3,157	4,228	4,781	5,856
Interest factor within rent expense	766	549	1,151	1,080	1,041	812	733

Total fixed charges	2,164	1,654	3,504	4,237	5,269	5,593	6,589
Preferred stock dividend	0	0	0	0	0	5,766	5,434
Fixed charges and preferred stock dividends	2,164	1,654	3,504	4,237	5,269	11,359	12,023

Ratio of earnings to fixed charges	20.50	23.61	22.52	16.34	8.87	12.06	9.79
Ratio of earnings to fixed charges and preferred stock dividends	20.50	23.61	22.52	16.34	8.87	5.94	5.36

Including interest on deposits
Earnings:
Income before income taxes	42,201	37,399	75,425	65,017	41,461	61,886	57,912
Fixed charges	8,222	6,640	13,632	15,643	22,065	28,545	35,306

Total earnings	50,423	44,039	89,057	80,660	63,526	90,431	93,218

Fixed charges:
Interest expense (Including interest on deposits)	7,456	6,091	12,481	14,563	21,024	27,733	34,573
Interest factor within rent expense	766	549	1,151	1,080	1,041	812	733

Total fixed charges	8,222	6,640	13,632	15,643	22,065	28,545	35,306
Preferred stock dividend	0	0	0	0	0	5,766	5,434
Fixed charges and preferred stock dividends	8,222	6,640	13,632	15,643	22,065	34,311	40,740

Ratio of earnings to fixed charges	6.13	6.63	6.53	5.16	2.88	3.17	2.64
Ratio of earnings to fixed charges and preferred stock dividends	6.13	6.63	6.53	5.16	2.88	2.64	2.29